CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
MAF Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-83534) on Form S-8 of MAF Bancorp, Inc. of our report dated June 22, 2007, relating to the statements of net assets available for plan benefits of the Mid America Bank, fsb Employees’ Profit Sharing Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2006, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, Line 4j Schedule of Reportable Transactions for the year-ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Mid America Bank, fsb Employees’ Profit Sharing Plan.

/s/ KPMG LLP

Chicago, Illinois
June 22, 2007